UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 28, 2023

Pyxis Oncology, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-40881	83-1160910
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

321 Harrison Avenue
Boston, Massachusetts		02118
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 617-221-9059

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	PYXS	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 28, 2023, the Board of Directors (the “Board”) of Pyxis Oncology, Inc. (the “Company”) approved a prospective increase in the size of the Board to seven (7) members, with such increase being contingent upon, and to be effective concurrent with, completion of the Merger, as defined in the Agreement and Plan of Merger (the “Agreement”), dated as of May 23, 2023, by and among the Company, Ascent Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of the Company, and Apexigen, Inc., a Delaware corporation (“Apexigen”). Pursuant to the terms of the Agreement, the Board also approved on a prospective basis the appointment of Jakob Dupont, M.D. as a director of the Company to fill the vacancy created by that action. Dr. Dupont’s appointment is contingent on, and to be effective concurrent with, completion of the Merger.

If the appointment becomes effective, Dr. Dupont will serve as a Class III director of the Company, and his term will expire at the annual meeting of stockholders to be held in 2024. Other than as provided for in the Agreement, there are no arrangements or understandings between Dr. Dupont and any other person pursuant to which Dr. Dupont is to be appointed as a director. If the appointment becomes effective, Dr. Dupont will be eligible for compensation in accordance with the Company’s non-employee director compensation program. Dr. Dupont will also enter into an Indemnification Agreement with the Company. The Indemnification Agreement will be in the same form as executed by the other members of the Board and attached to the Company’s Form 10-K for the year ended December 31, 2022.

Each member of the Board of Directors of Apexigen, including Dr. Dupont, also executed a voting agreement with the Company, pursuant to which they have agreed, among other things, to vote all of the shares of Apexigen common stock, par value $0.0001 per share, beneficially owned by them in favor of the Apexigen merger proposal and the Apexigen adjournment proposal (as such proposals are defined in the Company’s Registration Statement on Form S-4, filed on June 8, 2023 and amended on June 29, 2023).

Dr. Dupont has no family relationships with any of the Company’s directors or executive officers. Since the beginning of the last fiscal year, there have been no related party transactions between the Company and Dr. Dupont that would be reportable under Item 404(a) of Regulation S-K.

Dr. Dupont has not yet been appointed to any committees of the Board.

Additional Information and Where to Find It

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. The Company has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 in connection with the transaction and Apexigen has filed with the SEC a proxy statement/prospectus in connection with the transaction and plans to mail to Apexigen stockholders a proxy statement/prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by the Company and Apexigen through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus from the Company by contacting ir@pyxisoncology.com or from Apexigen by contacting ir@apexigen.com.

Participants in the Solicitation

The Company and Apexigen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Company’s directors and executive officers is contained in the Company’s proxy statement, filed with the SEC on April 28, 2023. Information regarding Apexigen’s directors and executive officers is contained in Apexigen’s Annual Report on Form 10-K, filed with the SEC on February 22, 2023. Additional information regarding the persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests in the proposed business combination are and will be available in the registration statement and the proxy statement/prospectus.

Forward Looking Statements

This Current Report on Form 8-K contains forward-looking statements for the purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These statements are often identified by the use of words such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “to be,” “will,” “would,” or the negative or plural of these words, or similar expressions or variations, although not all forward-looking statements contain these words. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur and actual results could differ materially from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified herein, and those discussed in the section titled “Risk Factors” set forth in the Company’s Registration Statement on Form S-4 related to the proposed business combination, the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, Apexigen’s Annual Report on Form 10-K for the year ended December 31, 2022, and Apexigen’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, each of which is on file with the SEC. Among other things, there can be no guarantee that the proposed business combination will be completed in the anticipated timeframe or at all, that the conditions required to complete the proposed business combination will be met, that the combined company will realize the expected benefits of the proposed business combination, if any, that the clinical stage assets will progress on anticipated timelines or at all, or that the combined company will be successful in progressing its pipeline through development and the regulatory approval process. These risks are not exhaustive. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date hereof and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pyxis Oncology, Inc.

Date:	June 30, 2023	By:	/s/ Pam Connealy
Pam Connealy Chief Financial Officer and Chief Operating Officer